Exhibit 99.1

MAG Silver Corp. Unaudited Condensed Interim Consolidated Financial Statements (expressed in thousands of US dollars) For the three months ended March 31, 2021 and 2020 Dated: May 17, 2021

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American : MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Financial Position
(In thousands of US dollars, unless otherwise stated - Unaudited)
	Note	March 31, 2021	December 31, 2020

ASSETS

CURRENT
Cash and cash equivalents	3	$92,844	$94,008
Accounts receivable	4	1,265	897
Prepaid expenses		1,707	509
TOTAL CURRENT ASSETS		95,816	95,414
INVESTMENTS	5	5,279	11,951
INVESTMENT IN JUANICIPIO	6	202,874	202,570
EXPLORATION AND EVALUATION ASSETS	7	14,375	12,472
PROPERTY AND EQUIPMENT	8	639	675
TOTAL ASSETS		$318,983	$323,082

LIABILITIES

CURRENT
Trade and other payables		$793	$808
Current portion of lease obligation	8	100	93
TOTAL CURRENT LIABILITIES		893	901
NON-CURRENT
Lease obligation	8	362	383
Deferred income taxes	16	5,917	4,721
Provision for reclamation	7	409	409
TOTAL LIABILITIES		7,581	6,414

EQUITY

Share capital	9	496,847	496,604
Equity reserve		17,931	16,906
Accumulated other comprehensive income		5,345	10,628
Deficit		(208,721)	(207,470)
TOTAL EQUITY		311,402	316,668
TOTAL LIABILITIES AND EQUITY		$318,983	$323,082

COMMITMENTS AND CONTINGENCIES	15

SUBSEQUENT EVENT	17

See accompanying notes to the condensed interim consolidated financial statements

2

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(In thousands of US dollars, except for shares and per share amounts - Unaudited)

		For the three months ended
		March 31
	Note	2021	2020
EXPENSES
Accounting and audit		$96	$69
Amortization	8	29	30
Filing and transfer agent fees		257	235
Foreign exchange gain		(48)	(5)
General office expenses		359	205
Legal		82	141
Management compensation and consulting fees		692	474
Mining taxes and other property costs		7	7
Share based payment expense	9b,c,d	1,193	478
Shareholder relations		60	111
Travel		5	46
		2,732	1,791
INTEREST INCOME		85	274
EQUITY PICK UP FROM INVESTMENT IN JUANICIPIO	6	632	(4,687)
LOSS FOR THE PERIOD BEFORE INCOME TAX		$(2,015)	$(6,204)

DEFERRED INCOME TAX EXPENSE	16	(1,647)	(8,694)
LOSS FOR THE PERIOD		$(3,662)	$(14,898)

OTHER COMPREHENSIVE LOSS:
Items that will not be reclassified subsequently to profit or loss:
UNREALIZED LOSS ON EQUITY SECURITIES	5	(3,323)	(651)
NET OF DEFERRED TAX BENEFIT	16	451	-
		(2,872)	(651)

TOTAL COMPREHENSIVE LOSS		$(6,534)	$(15,549)

BASIC AND DILUTED LOSS PER SHARE		$(0.04)	$(0.17)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
BASIC AND DILUTED		94,829,854	86,558,647

See accompanying notes to the condensed interim consolidated financial statements

3

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Changes in Equity
(In thousands of US dollars, except shares - Unaudited)
					Accumulated
		Common shares			other
		without par value		Equity	comprehensive		Total
	Note	Shares	Amount	Reserve	income (loss)	Deficit	equity
Balance, January 1, 2020		86,545,847	$399,995	$17,777	$(1,015)	$(201,510)	$215,247

Stock options exercised		418,294	4,565	(1,228)	-	-	3,337
Stock options exercised cashless		139,273	1,404	(1,404)	-	-	-
Restricted and performance share units converted		20,382	819	(819)	-	-	-
Deferred share units converted		60,000	557	(557)
Share based payment	9b,c,d	-	-	3,137	-	-	3,137
Issued for cash		7,621,085	89,164	-	-	-	89,164
Issued for property option payment		8,241	100	-	-	-	100
Transfer of gain on disposal of equity securities at FVOCI to deficit, net of tax	5	-	-	-	(1,137)	1,137	-

Unrealized gain on equity securities	5	-	-	-	14,493	-	14,493
Deferred tax expense on unrealized securities gain	5	-	-	-	(1,713)	-	(1,713)
Net loss		-	-	-	-	(7,097)	(7,097)
Balance, December 31, 2020		94,813,122	$496,604	$16,906	$10,628	$(207,470)	$316,668

Stock options exercised	9a,b	7,000	97	(22)	-	-	75
Stock options exercised cashless	9a,b	16,489	112	(112)	-	-	-
Restricted and performance share units converted	9a,c	3,333	34	(34)	-	-	-
Share based payment	9b,c,d	-	-	1,193	-	-	1,193
Transfer of gain on disposal of equity securities at FVOCI to deficit, net of tax	5	-	-	-	(2,411)	2,411	-

Unrealized loss on equity securities	5	-	-	-	(3,323)	-	(3,323)
Deferred tax benefit on unrealized securities loss	5	-	-	-	451	-	451
Net loss		-	-	-	-	(3,662)	(3,662)
Balance, March 31, 2021		94,839,944	$496,847	$17,931	$5,345	$(208,721)	$311,402

Three months ended March 31, 2020
Balance, January 1, 2020		86,545,847	$399,995	$17,777	$(1,015)	$(201,510)	$215,247

Stock options exercised	9a,b	15,000	150	(44)	-	-	106
Stock options exercised cashless	9a,b	19,377	120	(120)	-	-	-
Restricted and performance share units converted	9a,c	14,771	563	(563)	-	-	-
Share based payment	9b,c,d	-	-	478	-	-	478
Transfer of loss on disposal of equity securities at FVOCI to deficit		-	-	-	208	(208)	-

Unrealized loss on equity securities		-	-	-	(651)	-	(651)
Net loss		-	-	-	-	(14,898)	(14,898)
Balance, March 31, 2020		86,594,995	$400,828	$17,528	$(1,458)	$(216,616)	$200,282

See accompanying notes to the condensed interim consolidated financial statements

4

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Cash Flows
(In thousands of US dollars, unless otherwise stated - Unaudited)
		For the three months ended
		March 31
	Note	2021	2020

OPERATING ACTIVITIES
Loss for the period		$(3,662)	$(14,898)
Items not involving cash:
Amortization	8	29	30
Deferred income tax expense	16	1,647	8,694
Equity pick up from Investment in Juanicipio	6	(632)	4,687
Share based payment expense	9b,c,d	1,193	478
Unrealized foreign exchange gain		(50)	(5)

Changes in operating assets and liabilities
Accounts receivable		47	(11)
Prepaid expenses		(1,198)	(431)
Trade and other payables		(296)	(160)
Net cash used in operating activities		(2,922)	(1,616)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	7	(1,597)	(624)
Investment in Juanicipio	6	(101)	(172)
Proceeds from disposition of equity securities	5	3,349	331
Purchase of equipment	8	(4)	(5)
Net cash provided by (used in) investing activities		1,647	(470)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	9	75	106
Payment of lease obligation (principal)	8	(23)	(16)
Net cash provided by financing activities		52	90

EFFECTS OF EXCHANGE RATE CHANGES ON
CASH AND CASH EQUIVALENTS		59	(37)

DECREASE IN CASH AND CASH EQUIVALENTS		(1,164)	(2,033)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		94,008	72,360
CASH AND CASH EQUIVALENTS, END OF PERIOD		$92,844	$70,327

See accompanying notes to the condensed interim consolidated financial statements

5

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

1.      NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to a TSX listing on October 5, 2007. The Company was also listed on what is now the NYSE American Exchange on July 9, 2007.

The Company is an advanced stage development and exploration company that is focused on the acquisition, exploration and development of high-grade, district-scale projects located primarily in the Americas. The Company’s principal asset is a 44% interest in the Juanicipio joint venture (see Investment in Juanicipio, Note 6) located in Mexico, which is now in the construction phase heading to production. The Juanicipio joint venture is currently toll milling mineralized material from development while it is constructing its own processing facility which is expected to commence commissioning in the fourth quarter of 2021. The Company defers all acquisition, exploration and development costs related to the properties which are not yet in commercial production. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Address of registered offices of the Company:

2600 – 595 Burrard Street

Vancouver, British Columbia,

Canada V7X 1L3

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

The COVID-19 pandemic has had a material impact on the global economy, the scale and duration of which remain uncertain. The Juanicipio Project operator, Fresnillo plc (“Fresnillo”), has implemented a range of safety measures and monitoring procedures, consistent with the World Health Organization and Mexican Government COVID-19 directives. However, the impact of this pandemic could include significant COVID-19 specific costs, volatility in the prices for silver and other metals, project development and mining restrictions or temporary closures, travel restraints, other supply chain disruptions and workforce and contractor interruptions, including possible loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material impairment charges to the Company’s assets.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements (“Interim Financial Statements”) are prepared under International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020.

6

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

The accounting policies applied in the preparation of the Interim Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2020.

These Interim Financial Statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on May 12, 2021.

(a)    Basis of consolidation

These Interim Financial Statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries and controlled entities are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiary as at March 31, 2021 is Minera Los Lagartos, S.A. de C.V. All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These consolidated financial statements also include the Company’s 44% interest in Minera Juanicipio S.A. de C.V. (Note 6, “Investment in Juanicipio”), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform with the significant accounting policies used in their preparation to those used by the Company.

(b)    Investments in Associates

The Company conducts a high percentage of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement, and includes the Company’s 44% interest in Minera Juanicipio S.A. de C.V., a Mexican incorporated joint venture company (Note 6, “Investment in Juanicipio”). The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to reflect additional contributions or withdrawals and to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

7

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

Impairment

At the end of each reporting period, the Company assesses whether there is objective evidence that an investment in associate is impaired. The Company has performed an assessment for impairment indicators of its investment in associate as of March 31, 2021 and noted no impairment indicators. This assessment is generally made with reference to the timing of completing construction of the development project, future production, future silver, gold, lead and zinc prices, future capital requirements, future operating costs, exploration results achieved, and an assessment of the likely operating and estimated cash flow results to be achieved. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

(c)    Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include: estimates of the recoverable amount and any impairment of exploration and evaluation assets, investment in associates and mine development costs; recovery of receivable balances including value added taxes; estimates of fair value of financial instruments where a quoted market price or secondary market for the instrument does not exist; estimates of mineral stockpile inventory valuations; recording revenue based on estimated metal quantities based on assay data and on a provisional price which will be trued up for price and quantity in a later period; provisions including closure and reclamation; share based payment expense; and income tax provisions. Actual results may differ from those estimated. Further details of the nature of these estimates may be found in the relevant notes to the consolidated statements.

(d)    Critical Judgements

The Company makes certain critical judgments in the process of applying the Company’s accounting policies. The following are those judgments that have the most significant effect on the consolidated financial statements:

8

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

Equity investments

(i)	In the normal course of operations, the Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:
•	The purpose and design of the investee entity.
•	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
•	The size of the company’s equity ownership and voting rights, including potential voting rights.
•	The size and dispersion of other voting interests, including the existence of voting blocks.
•	Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.
•	Other relevant and pertinent factors.

If the Company determines that it controls an investee entity, it consolidates the investee entity’s financial statements as further described in note 2(a). If the Company determines that it has joint control (a joint venture) or significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity as further described in note 2(b).  If, after careful consideration, it is determined that the Company neither has control, joint control nor significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest as fair value through other comprehensive income investment as further described in note 2(e).

Impairment of Non-Current Assets

Non-current assets are tested for impairment at the end of each reporting period if, in management’s judgement, there is an indicator of impairment. Management applies significant judgment in assessing whether indicators of impairment exist that would necessitate impairment testing. Internal and external factors, such as (i) changes in quantity of the recoverable resources; (ii) changes in metal prices, capital and operating costs and interest rates; and (ii) market capitalization of the Company compared to its net assets, are evaluated by management in determining whether there are any indicators of impairment. If there are indicators, management performs an impairment test on the major assets in this category.

The Company reviews and assesses the carrying amount of exploration and evaluation assets, and its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable. Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see Notes 2(b) and 2(h)).

9

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

Commercial Production

The determination of the date on which a mine enters the commercial production stage is a significant judgement as capitalization of certain costs ceases and the recording of expenses commences upon entering commercial production. In determining commercial production and when the mine is available for use in the manner intended by management, the following factors are considered:

i)	Operational commissioning of major mine and plant components is complete;
ii)	Operating results are being achieved consistently for a period of time;
iii)	There are indicators that these operating results will be continued; and
iv)	Other factors are present, including one or more of the following: a significant portion of plant/mill capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

(e)    Financial instruments

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or amortized cost. The Company determines the classification of financial assets at initial recognition.

(i)	Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Equity instruments that are held for trading and all equity derivative instruments are classified as FVTPL. Equity derivative instruments such as warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in profit or loss in the period in which they arise.

(ii)	Financial assets at FVTOCI

Equity instruments that are designated at FVTOCI are initially recorded at fair value plus transaction costs with all subsequent changes in fair value recognized in other comprehensive income (loss). For investments in equity instruments that are not held for trading, the Company can make an irrevocable election (on an instrument-by-instrument bases) at initial recognition to classify them as FVTOCI. On the disposal of the investment, the cumulative change in fair value remains in other comprehensive income (loss) and is not recycled to profit or loss.

10

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

(iii)	Financial assets at amortized cost

Financial assets are classified at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the assets’ contractual cash flows are comprised solely of payments of principal and interest. The Company’s accounts receivable are recorded at amortized cost as they meet the required criteria. A provision is recorded based on the expected credit losses for the financial asset and reflects changes in the expected credit losses at each reporting period (see impairment below).

Financial liabilities

Financial liabilities are initially recorded at fair value and subsequently measured at amortized cost, unless they are required to be measured at FVTPL (such as derivatives) or the Company has elected to measure at FVTPL. The Company’s financial liabilities include trade and other payables and lease obligations which are classified at amortized cost.

The Company classifies financial instruments as follows:

Financial instrument	Classification
Cash and cash equivalents	FVTPL
Equity securities	FVTOCI
Equity derivative securities (warrants)	FVTPL
Accounts receivable	Amortized cost
Trade and other payables	Amortized cost
Lease obligations	Amortized cost
Loan to Minera Juanicipio S.A. de C.V.	Amortized cost

Impairment

IFRS 9 requires an ‘expected credit loss’ model to be applied which requires a loss allowance to be recognized based on expected credit losses. This applies to financial assets measured at amortized cost. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

(f)    Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, and term deposits with original maturities of three months or less.

11

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

(g)    Inventories

Concentrate, work in process and stockpile mineral inventories are measured at the lower of cost and net realisable value. Cost is determined using the weighted average cost method and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition.

The cost of inventories includes:
•	operating costs, which include employee costs, material costs and contractor expenses which are directly attributable to the extraction and processing of mineralized material:
•	amortization of property, plant and equipment used in the extraction and processing of mineralized material; and
•	related production overheads after reaching commercial production.

The assumptions used in the valuation of inventories include estimates of the amount of recoverable metal in the stockpile and an assumption of the metal prices expected to be realized when the metal is recovered. If these estimates or assumptions prove to be inaccurate, a write-down of the recorded value of concentrate, work-in process, and stockpile inventories may be required.

Net realisable value is the estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion and disposal.

(h)    Exploration and evaluation assets

With respect to its exploration activities, the Company follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights. Option payments made by the Company are capitalized until the decision to exercise the option is made. If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset. At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method (“UOP”). If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; all costs incurred to obtain permits and other licenses required to conduct such activities, including legal, community, strategic and consulting fees; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies. Expenditures incurred on a prospective property prior to the Company obtaining the right to explore it, are expensed in the period in which they are incurred.

When an exploration project has entered into the advanced exploration phase and sufficient evidence of the probability of the existence of economically recoverable minerals has been obtained, pre-operative expenditures relating to mine preparation works are capitalized to mine development costs. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors to enable ore extraction from underground.

12

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

Impairment

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in profit or loss. The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment. If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

(i)     Property, plant and equipment and mine development costs

Property and equipment are recorded at cost less accumulated amortization and impairment losses. When parts of an item of equipment have different useful lives, they are accounted for as separate equipment items (major components).

The Company early adopted Amendments to International Accounting Standard (“IAS”) 16, Property, Plant & Equipment, Proceeds Before Intended Use in 2020. The amended standard prohibits the Company from deducting any proceeds from selling items produced from the cost of building an item of mineral interest, plant and equipment, while bringing that asset to be capable of operating in the manner intended by management. The Company adopted the accounting policy retrospectively with respect to applicable transactions occurring on or after the earliest period presented herein, being January 1, 2019. With the adoption of the amended standard, pre-commercial production sales of silver, gold, lead and zinc produced and sold, and related costs while bringing a mine into a condition necessary for it to be capable of operating in the manner intended by management, are recognized in profit or loss in accordance with applicable standards to the extent those sales occurred on or after January 1, 2019. The entity measures the cost of those items applying the measurement requirements of “IAS 2 Inventories”.

Amortization is based on the depreciable amount, which is the cost of the asset, less its expected residual value.

Amortization on 100% owned and controlled assets is recognized in profit or loss on a declining balance basis or straight-line basis over the estimated useful lives of each part of an item of property and equipment, based on how this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Amortization for exploration assets is capitalized to mineral properties in the statement of financial position.

13

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

The amortization rates for 100% owned and controlled assets are as follows:

Building	4% declining balance
Computer equipment	30% declining balance
Office equipment	30% declining balance
Exploration camp and equipment	30% declining balance
Right-of-Use assets	straight-line over the earlier of the end of the lease
term or useful life of the asset

Amortization methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

(j)     Lease

At inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the contract term and if the Company has the right to direct the use of the asset.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. Right-of-use assets are initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payment made at or before the commencement date.

Right-of-use assets are subsequently amortized on a straight-line basis from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments to be made over the lease term, discounted by the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a modification, a change in the lease term, a change in the fixed lease payments or change in the assessment to purchase the underlying asset.

The Company presents the right-of-use asset in the property and equipment line item on the consolidated statements of financial position and the lease liability in the lease obligation line item on the consolidated statements of financial position.

14

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

(k)    Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values. Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(l)     Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets. The carrying value is amortized over the life of the mining asset on a UOP basis commencing with initial commercialization of the asset. The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

15

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances, including as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the expenditures. These changes are recorded directly to the related assets with a corresponding entry to the reclamation provision. The provision recorded by the Company as at March 31, 2021 of $409 relates to current and prior disturbances on the Deer Trail exploration property (see Note 7) (December 31, 2020: $409).

The operating company of the Company’s investment in associate, Minera Juanicipio, S.A. de C.V., recorded a provision for reclamation and remediation costs of $1,475 and capitalized a corresponding asset as at March 31, 2021 (December 31, 2020: $1,450) (see Note 6).

(m)   Functional currency and presentation currency

The functional currency of the parent, its subsidiaries, and the investment in Juanicipio is the United States dollar (“US$”).

Each entity within the Company determines its own functional currency, and the items included in the financial statements of each entity are measured using that functional currency. The functional currency determination involves certain judgments in evaluating the primary economic environment, and the Company reconsiders the functional currencies of each entity if there is a change in the underlying transactions, events and conditions which determine the primary economic environment.

The Company’s reporting and presentation currency is the US$.

(n)    Foreign currency transactions

Transactions incurred in currencies other than the Company’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

(o)    Revenue

The Juanicipio Joint Venture recognizes revenue for silver, gold, lead and zinc from concentrate production, net of treatment and refining charges, when it satisfies the performance obligation of transferring control of the concentrate to the customer. This generally occurs as material is received at the customer’s plant, as the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from the material and the customer has the risk of loss. The Joint Ventures sales are based on estimated metal quantities based on assay data and on a provisional price. The receivable is marked to market through sales each period prior to final settlement. The Joint Venture also adjusts estimated metal quantities used in computing provisional sales using new information and assay data from the smelter as it is received (if any). A provisional payment is generally due by the 15th of the month of the month following delivery of the concentrate to the customer. Final payment is due upon final settlement of price and quantity with the customer. The principal risks associated with recognition of sales on a provisional basis include metal price fluctuations and updated quantities between the date the sale is recorded and the date of final settlement.

16

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

The Company early adopted Amendments to International Accounting Standard (“IAS”) 16, Property, Plant & Equipment, Proceeds Before Intended Use in 2020. With the adoption of the amended standard, pre-commercial production sales of silver, gold, lead and zinc produced and sold, and related costs while bringing a mine into a condition necessary for it to be capable of operating in the manner intended by management, are recognized in profit or loss in accordance with applicable standards.

(p)    Loss per common share

Basic loss per share is based on the weighted average number of common shares outstanding during the period.

Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company’s share unit plan, to the extent their inclusion is not anti-dilutive.

For the three months ended March 31, 2021, the Company had 1,903,714 (March 31, 2020: 2,386,124) common share equivalents consisting of: common shares issuable upon the exercise of outstanding and exercisable stock options; restricted and performance share units; and deferred share units. These common share equivalents were not included for the purpose of calculating diluted loss per share as their effect would be anti-dilutive.

(q)    Share based payments

The fair value of equity-settled share-based payment awards are estimated as of the date of the grant and recorded as share-based payment expense in profit or loss over their vesting periods, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met. Market price performance conditions are included in the fair value estimate on the grant date with no subsequent adjustment to the actual number of awards that vest. Forfeiture rates are estimated on grant date, and adjusted annually for actual forfeitures in the period. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

The fair value of stock options is estimated using the Black-Scholes-Merton option valuation model. The fair value of restricted and deferred share units, is based on the fair market value of a common share equivalent on the date of grant. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model and the fair value of performance share units with non-market performance conditions is based on the fair market value of a common share equivalent on the date of grant.

17

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

3.      CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents include cash on hand and bank deposits with original maturities of three months or less, as follows:

	March 31,	December 31,
	2021	2020
Cash and cash equivalents	$92,844	$94,008

4.      ACCOUNTS RECEIVABLE

	March 31,	December 31,
	2021	2020
Receivable from Minera Juanicipio (see Note 6)	$967	$658
Value added tax ("IVA" and "GST")	183	122
Other receivables	115	117
	$1,265	$897

5.      INVESTMENTS

The Company holds investments as follows as at and for the three months ended March 31, 2021 and the year ended December 31, 2020:

	March 31,	December 31,
	2021	2020
Equity securities, beginning of period	$11,951	$1,408
Disposition of equity securities at fair value	(3,349)	(3,950)
Unrealized (loss) gain for the period	(3,323)	14,493
Equity securities, end of period	$5,279	$11,951

During the three months ended March 31, 2021, the Company disposed of certain equity securities held as investments. The proceeds on disposition were $3,349 (December 31, 2020: $3,950). In addition, the Company recognized a gain on disposal of $2,411 (net of $376 tax) (December 31, 2020: $1,137 net of $177 tax) which was transferred from other comprehensive income (loss) to deficit. During the three months ended March 31, 2021, the Company recorded an unrealized loss of $3,323 (December 31, 2020: $14,493 unrealized gain) on its investment in equity securities designated as FVTOCI instruments. A deferred tax benefit related to this unrealized loss in the period in the amount of $451 was also recorded (December 31, 2020: $1,713 deferred tax expense).

18

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

6.      INVESTMENT IN JUANICIPIO

The Company acquired a 100% interest in the Juanicipio property effective July 16, 2003. Pursuant to an agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000 of exploration on the property over four years and Peñoles purchasing $1,000 of common shares of the Company in two tranches for $500 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement. In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo pursuant to a statutory merger. Minera Juanicipio is held 56% by Fresnillo and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 10.3% of the common shares of the Company as at March 31, 2021, as publicly reported. In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio. Minera Juanicipio is governed by a shareholders’ agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Minera Juanicipio shareholders’ agreement.

The Company has recorded its investment in Minera Juanicipio (“Investment in Juanicipio”) using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

The Company’s investment relating to its interest in Minera Juanicipio is detailed as follows for the three months ended March 31, 2021 and the year ended December 31, 2020:

	March 31,	December 31,
	2021	2020
Joint venture oversight expenditures incurred 100% by MAG	$86	$568
Interest earned on advance to Minera Juanicipio (see Note 14)(1)	(414)	(567)
Cash contributions to Minera Juanicipio (2)	-	63,712
Total for the period	(328)	63,713
Equity pick up of current income for the period (3)	632	2,214
Balance, beginning of period	202,570	136,643
Balance, end of period	$202,874	$202,570

(1) A portion of the Investment in Juanicipio is in the form of interest bearing shareholder loans. The interest accrued within Minera Juanicipio was capitalized to ‘Mineral Interests, plant and equipment’ and the interest recorded by the Company on the loan totaling $414 for the period ended March 31, 2021 (December 31, 2020: $567) was credited to the Investment in Juanicipio account as an eliminating related party entry (see Note 14).

19

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

(2) Subsequent to March 31, 2021, the Company advanced $23,716 to Minera Juanicipio representing 44% of a $53,900 cash call to fund process plant construction and further underground development of the Juanicipio property.

(3) Represents the Company’s 44% share of Minera Juanicipio’s net income for the period, as determined by the Company.

Summary of financial information of Minera Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies):

	March 31,	December 31,
	2021	2020

Cash and cash equivalents	$3,067	$51,503
Value added tax and other receivables	31,900	26,055
Accounts receivable - metal sales	4,196	5,203
Inventory	408	427
Prepaids and other assets	7	—
Total current assets	39,578	83,188
Right-of-use asset	29	18
Mineral interests, plant and equipment	433,305	381,780
Total assets	$472,912	$464,986

Payables to Peñoles and other vendors	$6,234	$5,011
Total current liabilities	6,234	5,011
Lease liability	24	13
Provision for reclamation and remediation costs	1,475	1,450
Deferred income tax liability	13,637	8,406
Total liabilities	21,370	14,880
Shareholders equity including shareholder advances	451,542	450,106
Total liabilities and equity	$472,912	$464,986

20

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

Minera Juanicipio Financial information, December 31, 2020

	Three months ended March 31,
	2021	2020

Sales	$10,085	$-
Cost of sales	(1,886)	-
Gross profit	8,199	-
Administrative expenses	(368)	-
	7,831	-
Interest and foreign exchange	(1,075)	(3,875)
Income tax expense	(5,320)	(6,776)

Income (loss) for the period	$1,436	$(10,651)

MAG's 44% equity pick up	$632	$(4,687)

The Juanicipio Project has not reached commercial production as of March 31, 2021 as the mine and processing facility are still in development. However, some mineralized material from development was processed through Fresnillo’s mill and refined and sold during the period. During the three months ended March 31, 2021, the Joint Venture produced and sold 431 thousand silver ounces, 631 gold ounces, 137 tonnes of lead and 199 tonnes of zinc on a 100% basis. Pre-commercial production sales on a 100% basis totaled $10,085 net of related costs of $1,886 resulted in a gross profit of $8,199 during the three months ended March 31, 2021. (March 31, 2020: Nil).

Mineral interest, plant and equipment capitalized directly by Minera Juanicipio for the three months ended March 31, 2021 amounted to $51,525 (year ended December 31, 2020 $120,757).

7.      EXPLORATION AND EVALUATION ASSETS

(a) In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. To March 31, 2021, the Company has incurred $8,244 in exploration expenditures on the property and there are no further exploration funding requirements under the agreement. However, to earn a 100% interest in the property package, the Company must make remaining cash or share payments of $100 and $150 on the fourth and fifth annual anniversaries of the agreement, at which time the vendors will retain a 2% net smelter returns royalty (“NSR”). In May 2020, the Company elected to settle the third option payment of $100 in shares, and issued 8,241 shares to the vendors in settlement of the payment.

(b) In 2018, the Company entered into an option agreement with another private group, whereby the Company has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah. The Company paid $150 upon signing the agreement and another $150 in October 2020. To earn 100% interest in the property, the Company must make combined remaining cash payments of $1,700 over the next 8 years, and fund a cumulative of $30,000 of eligible exploration expenditures ($5,909 incurred to March 31, 2021) by 2028. As at March 31, 2021, the Company also bonded and recorded a $409 reclamation liability for the project (see Note 2(l)). Other than the reclamation liability, the balance of cash payments and exploration commitments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors will retain a 2% NSR.

21

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

To March 31, 2021, the Company has incurred the following exploration and evaluation expenditures on these earn-in projects:

	Three months ended	Year ended
	March 31, 2021	December 31, 2020
Exploration and evaluation assets:
Acquisition costs
Option payments	$-	$250
Reclamation obligation	-	149
Total acquisition costs	-	399
Geochemical	49	78
Camp and site costs	89	411
Drilling	1,285	198
Geological consulting	328	2,216
Geophysical	17	430
Land taxes and government fees	16	787
Legal, community and other consultation costs	103	393
Travel	16	294
Total for the period	1,903	5,206
Balance, beginning of period	12,472	7,266
Balance, end of period	$14,375	$12,472

Included in exploration and evaluation assets at March 31, 2021, were liabilities for trade and other payables of $394 (December 31, 2020: $128) and a reclamation obligation accrued in the quarter of nil (December 31, 2020: $149), both non-cash investing activities.

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

8.      PROPERTY AND EQUIPMENT AND LEASES

As at March 31, 2021, the Company had the following property and equipment:

22

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

Cost	Office and computer equipment	Exploration camp and equipment	Right of use asset (see Leases below)	Total
Balance, January 1, 2020	$483	$341	$550	$1,374
Additions	4	70	—	74
Balance, December 31, 2020	487	411	550	1,448
Additions	—	2	2	4
Balance, March 31, 2021	$487	$413	$552	$1,452

Accumulated depreciation	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
Balance, January 1, 2020	$449	$52	$92	$593
Amortization	11	59	110	180
Balance, December 31, 2020	460	111	202	773
Amortization	2	11	27	40
Balance, March 31, 2021	$462	$122	$229	$813

Carrying amounts	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
At December 31, 2020	$27	$300	$348	$675
At March 31, 2021	$25	$291	$323	$639

Lease obligation

Minimum lease payments in respect of lease obligation and the effect of discounting are as follows:

March 31,
2021
Undiscounted minimum lease payments
Less than one year	$155
Two to three years	311
Four to five years	121
Thereafter	-
587
Effect of discounting	(125)
Present value of minimum lease payments - total lease obligation	462
Less: current portion	(100)
Long-term lease obligation	$362

23

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

For the three months ended March 31, 2021, the Company recognized $15 of interest expense on the lease obligation included in ‘General Office Expense’ (March 31, 2020: $17).

9.     SHARE CAPITAL

(a)     Issued and outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

As at March 31, 2021, there were 94,839,944 shares outstanding (December 31, 2020: 94,813,122).

During the three months ended March 31, 2021, 7,000 stock options (March 31, 2020: 15,000) were exercised for cash proceeds of $75 (March 31, 2020: $106). An additional 33,887 stock options (March 31, 2020: 46,667) were exercised under a less dilutive cashless exercise provision of the plan, whereby 16,489 shares (March 31, 2020: 19,377) were issued in settlement of the stock options, and the remaining 17,398 options (March 31, 2020: 27,290) were cancelled.

During the three months ended March 31, 2021, 3,333 restricted share units and nil performance share units (March 31, 2020: 3,334 and 11,437 respectively) were converted into shares.

(b)    Stock options

The Company may enter into Incentive Stock Option Agreements with officers, employees, and consultants. On June 18, 2020, the Shareholders re-approved the Company’s rolling Stock Option Plan (the “Plan”). The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 9(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years. As at March 31, 2021, there were 1,027,180 stock options outstanding under the Plan.

Stock option grants are recommended for approval to the Board of Directors by the Compensation Committee consisting of three independent members of the Board of Directors. At the time of a stock option grant, the exercise price of each option is set and in accordance with the Plan, cannot be lower than the market value of the common shares at the date of grant.

The following table summarizes the Company’s option activity for the period:

24

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

	Period ended March 31, 2021	Weighted average exercise price (C$/option)	Year ended December 31, 2020	Weighted average exercise price (C$/option)
Outstanding, beginning of period	1,018,067	$16.07	1,229,341	$12.99
Granted	50,000	23.53	572,503	17.64
Exercised for cash	(7,000)	13.46	(418,294)	10.73
Exercised cashless	(33,887)	14.11	(365,483)	14.29

Outstanding, end of period	1,027,180	$16.51	1,018,067	$16.07

During the three months ended March 31, 2021, 50,000 stock options were granted (March 31, 2020: 341,448) with a weighted average grant date fair value of $288 or $5.77 per option (March 31, 2020: $1,088 or $3.19). The stock options have a five-year term to expiry, and vest 1/3 in each of 12, 24, and 36 months from the date of grant.

The Company estimated the fair value of the option using the Black-Scholes option pricing model with the following weighted average assumptions:

	March 31,	December 31,
	2021	2020
Risk-free interest rate	0.14%	0.91%
Expected volatility	57%	46%
Expected dividend yield	nil	nil
Expected life (years)	3	3

The expected volatility assumption was calculated with reference to the Company’s historical share price volatility up to the grant date to reflect a term approximate to the expected life of the option.

During the three months ended March 31, 2021, 40,887 stock options were exercised (March 31, 2020: 61,667) with a weighted average market share price at the date of exercise of C$27.52 (March 31, 2020: C$15.22).

The following table summarizes the Company’s stock options outstanding and exercisable as at March 31, 2021:

25

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

Exercise price	Number	Number	Weighted average remaining
($C/option)	outstanding	exercisable	contractual life (years)
12.75	12,500	-	3.60
13.46	259,162	143,360	3.04
13.91	89,649	89,649	1.68
14.98	329,259	101,623	3.91
17.55	55,555	55,555	0.68
21.57	231,055	-	4.69
23.53	50,000	-	4.81
C$12.75 - C$23.53	1,027,180	390,187	3.54

During the three months ended March 31, 2021, the Company recorded share based payment expense of $433 (March 31, 2020: $167) relating to stock options vested to employees and consultants in the period.

(c)    Restricted and performance share units

On June 18, 2020, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 9(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria.

During the three months ended March 31, 2021, no PSUs and 10,000 RSUs were granted (March 31, 2020: 83,940 and 39,063 respectively) under the Company’s Share Unit Plan. The RSUs granted have a five-year term to expiry and vest 1/2 in each of 12 and 24 months from the grant date. The RSUs had a grant date fair value of $18.44 per RSU (March 31, 2020: $11.26) as determined using the fair market value of the common shares on the date of grant. In the three months ended March 31, 2021, no PSUs and 3,333 RSUs (March 31, 2020: 11,437 and 3,334 respectively) were converted and settled in common shares.

As at March 31, 2021, there were 249,276 PSUs and 52,396 RSUs issued and outstanding (December 31, 2020: 249,276 and 45,729, respectively ) under the Share Unit Plan, of which 14,857 PSUs and 39,063 RSUs had vested (December 31, 2020: 14,857 and nil) and are convertible into common shares of the Company. Included in the PSUs at March 31, 2021 (and at December 31, 2020), are 87,664 PSUs with vesting conditions subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU payout range from 0% or nil PSUs to 200% or 175,328 PSUs and 48,918 PSUs with vesting conditions also subject to a market share price performance factor measured over a three-year period, resulting in a PSU payout range from 50% (24,459 PSUs) to 150% (73,377 PSUs).

26

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

The Company recognized a share-based payment expense of $503 (March 31, 2020: $170) relating to RSUs and PSUs vesting in the period.

(d)    Deferred share units

On June 18, 2020, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, in the form of Deferred Share Units (“DSUs”). Directors may also elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

During the three months ended March 31, 2021, 5,709 DSUs were granted under the plan (March 31, 2020: 10,013) and no DSUs (March 31, 2020: 6,358) were granted to directors who elected to receive all or a portion of their annual retainer and meeting fees in the form of DSUs rather than cash. A DSU share-based payment expense of $257 was recognized in the three months ended March 31, 2021 (March 31, 2020: $141). Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. During the three months ended March 31, 2021, no DSUs (March 31, 2020: nil) were converted and settled in common shares. As at March 31, 2021, there are 574,862 DSUs (December 31, 2020: 569,153) issued and outstanding under the DSU Plan, all of which have vested.

As at March 31, 2021, there are 1,903,714 common shares (December 31, 2020: 1,882,225) issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 2.01% (December 31, 2020: 1.99%) of the issued and outstanding common shares on a non-diluted basis, and there are 3,786,683 (December 31, 2020: 3,806,562) share-based awards available for grant under these combined share compensation arrangements.

10.   Capital risk management

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive (loss) income and deficit), net of cash and cash equivalents.

Capital as defined above is summarized in the following table:

	March 31.	December 31,
	2021	2020
Equity	$311,402	$316,668
Cash and cash equivalents (Note 3)	(92,844)	(94,008)
	$218,558	$222,660

27

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company currently does not pay out dividends.

As at March 31, 2021, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company has working capital of $94,923 as at March 31, 2021. The Company may require additional capital in the future to meet its future project and other related expenditures (see Notes 6, 7, and 15). Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

11.   Financial risk management

The Company’s operations consist of the acquisition, exploration and development of projects primarily in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Market risk

The Company conducts the majority of its business through its equity interest in its associate, Minera Juanicipio (see Note 6). Minera Juanicipio is exposed to commodity price risk, specifically to the prices of silver, gold, lead and zinc. Minera Juanicipio will produce and sell these metals which are each subject to market price fluctuations which will affect its profitability and its ability to generate both operating and free cash flow. Minera Juanicipio does not hedge silver and gold prices, and did not enter into any metal hedge positions during the three months ended March 31, 2021 and does not have any such positions outstanding at March 31, 2021.

(b)  Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)       Trade credit risk

Minera Juanicipio, in which the Company has a 44% interest, is transitioning into commercial production and now has pre-production sales (see Note 2). Minera Juanicipio sells and receives payment under an offtake agreement upon delivery of its concentrates to Met-Mex Peñoles, S.A. De C.V. (“Met-Mex”), a related party to Fresnillo. Met-Mex has a good history and credit rating, and the Company believes it is not exposed to significant trade credit risk.

28

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

(ii)      Cash

In order to manage credit and liquidity risk, the Company’s policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks.

(iii)     Mexican value added tax

As at March 31, 2021, the Company had a receivable of $92 from the Mexican government for value added tax (Note 4). Minera Juanicipio, in which the Company has a 44% interest, had a receivable of $31,491 (MAG’s attributable portion $13,856). Management expects the balance to be fully recoverable within both entities.

The Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, accounts receivable, its loan to Minera Juanicipio, and indirectly its 44% interest in cash and cash equivalents and accounts receivable held in its Investment in Juanicipio joint venture, as follows:

	March 31,	December 31,
	2021	2020
Cash and cash equivalents (Note 3)	$92,844	$94,008
Cash and cash equivalents, Minera Juanicipio (44%)	1,349	22,661
Accounts receivable (Note 4)	1,265	897
Value added tax and other receivables, Minera Juanicipio (44%)	15,882	13,753
Loan to Minera Juanicipio (Note 6 and 14)	63,712	63,712
	$175,052	$195,031

(c)   Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 6, 7 and 15). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year. Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

(d)  Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and Canadian dollar, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. The Company is also exposed to inflation/deflation risk in Mexico.

29

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

Exposure to currency risk

As at March 31, 2021, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

(in US$ equivalent)	Mexican peso	Canadian dollar

Cash	$15	$6,308
Accounts receivable	92	206
Receivable from Minera Juanicipio	967	-
Prepaid	21	-
Investments	-	5,279
Accounts payable	(74)	(213)
Lease obligations	-	(462)
Net assets exposure	$1,021	$11,118

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepayments and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at March 31, 2021 is 21 million pesos (March 31, 2020: 390 thousand pesos). A 10% appreciation in the peso against the US$ would result in a gain before tax at March 31, 2021 of $102 (March 31, 2020: $2), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss before tax.

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associate, Minera Juanicipio (see Note 6). The Company accounts for this investment using the equity method, and recognizes the Company's 44% share of earnings and losses of Minera Juanicipio. Minera Juanicipio also has a US$ functional currency, and is exposed to the same currency risks noted above for the Company.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred taxes (Notes 6 and 16) in Minera Juanicipio to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Minera Juanicipio’s net peso denominated monetary assets at March 31, 2021 is 587 million pesos (March 31, 2020: 311 million pesos). A 10% appreciation in the peso against the US$ would result in a gain before tax at March 31, 2021 of $3,166 (March 31, 2020: $1,470) in Minera Juanicipio, of which the Company would record 44% or $1,393 equity income pick-up (March 31, 2020: $647), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss.

30

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

In the three months ended March 31, 2021, the Mexican Pesos devalued against the US$ from 19.94 Pesos/US$ on December 31, 2020 to 20.60 on March 31, 2021, resulting in an exchange loss in Minera Juanicipio of $865 (the Company’s 44% share $381).

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at March 31, 2021 is C$13.981 million (March 31, 2020: C$55 thousand). A 10% appreciation in the C$ against the US$ would result in gain at March 31, 2021 of $1,112 (March 31, 2020: $4) while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

(e)    Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

12.    FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash and cash equivalents, accounts receivable, investments, trade and other payables and lease obligation. The carrying values of cash and cash equivalents, accounts receivable, trade and other payables and lease liability reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

31

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

Level 2: Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs which are supported by little or no market activity.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	As at March 31, 2021
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$92,844	$-	$-	$92,844
Investments (Note 5)(1)	5,279	-	-	5,279
	$98,123	$-	$-	$98,123

	As at December 31, 2020
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$94,008	$-	$-	$94,008
Investments (Note 5)(1)	11,951	-	-	11,951
	$105,959	$-	$-	$105,959

(1) The fair value of equity securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity securities are classified within Level 1 of the fair value hierarchy. The fair values of equity securities and warrants that are not quoted in active markets are valued based on quoted prices of similar instruments in active markets or using valuation techniques where all inputs are directly or indirectly observable from market data and are classified within Level 2 of the fair value hierarchy.

There were no transfers between levels 1, 2 and 3 during the three months ended March 31, 2021 or during the year ended December 31, 2020.

13.    SEGMENTED INFORMATION

The Company operates primarily in one operating segment, being the exploration and development of mineral properties in North America. The Company’s principal asset, its 44% ownership in the Minera Juanicipio Joint Venture, is located in Mexico, and the Company also has other exploration properties in North America. The Company’s executive and head office is located in Canada.

14.    RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

32

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:

	March 31,	March 31,
	2021	2020

Fees related to Dr. Megaw:
Exploration and marketing services	$73	$72
Travel and expenses	3	8
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	13	14
Field exploration services	40	41
	$129	$135

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at March 31, 2021 is $64 related to these services (March 31, 2020: $88).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and controlling ownership interests are as follows:

Significant subsidiaries of the Company are as follows:

Name	Country of Incorporation	Principal	MAG's effective interest
		Project	2021 (%)	2020 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

33

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company through Minera Los Lagartos, S.A. de C.V. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 10.3% of the common shares of the Company as at March 31, 2021, as publicly reported. Minera Juanicipio is governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

In 2020, Fresnillo and the Company advanced $144,800 as shareholder loans (MAG’s 44% share $63,712) to Minera Juanicipio, bearing interest at Libor + 2%. The interest accrued within Minera Juanicipio was capitalized to ‘Mineral Interests, plant and equipment’ and the interest recorded by the Company on the loan totaling $967 has therefore been credited to the Investment in Juanicipio account as an eliminating related party entry. The loans mature on June 24, 2021 (see Note 6).

During the period, compensation of key management personnel (including directors) was as follows:

	March 31,	March 31,
	2021	2020
Salaries and other short term employee benefits	$286	$285
Share based payments (Note 9(b), (c ), and (d))	741	254
	$1,027	$539

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

15.    COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at March 31, 2021 for committed exploration work and committed other obligations.

34

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

		Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	Total	2021	2022-2023	2024-2025	2026 & over

Committed exploration expenditures	$-	$-	$-	$-	$-

Minera Juanicipio (1)&(2)	-	-	-	-	-

Consulting contract commitments	83	83	-	-	-
Total Obligations and Commitments	$83	$83	$-	$-	$-

(1)	Although the Company makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

(2)	According to the operator, Fresnillo, contractual commitments for project development total $64,777 and purchase orders issued total $86,630, with respect to the Juanicipio Project on a 100% basis as at March 31, 2021.

The Company also has discretionary commitments for property option payments and exploration expenditures as outlined above in Note 7 Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

16.    INCOME TAXES

The income taxes recognized in profit or loss is as follows:

	March 31,	March 31,
	2021	2020
Deferred tax expense	$1,647	$8,694
Total income tax expense	$1,647	$8,694

35

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in thousands of US dollars unless otherwise stated)

The $1,647 deferred tax expense recognized for the three months ended March 31, 2021 (March 31, 2020: $8,694) is primarily in relation to temporary differences between the book and tax base of its Mexican non-monetary assets, and specifically the tax base of the Company’s investment in Minera Juanicipio (Note 6). The tax base of this investment is determined in a different currency (Mexican Peso) than the book value based on the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in deferred tax liability in accordance with IAS 12 Income Taxes. With the weakening of the Mexican Pesos against the US$ from 19.94 Pesos/US$ on December 31, 2020 to 20.60 on March 31 2021, a deferred tax expense and a corresponding increase of the previously recognized deferred tax liability was recognized in the three months ended March 31, 2021. The deferred tax expenses and the corresponding deferred income tax liabilities are non-cash items and will only be realized should the Company dispose of its shares in Minera Juanicipio.

17.   SUBSEQUENT EVENT

Subsequent to March 31, 2021, the Company advanced $23,716 to Minera Juanicipio representing 44% of a $53,900 cash call to fund process plant construction and further underground development of the Juanicipio property.

36